SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2019

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Juscelino Kubitschek 1830 |03º andar| Conj. 32 Torre 2 - Cond. São Luiz
São Paulo, SP, 04543- 000
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

Corporate Taxpayer’s ID (CNPJ/MF) No. 01.545.826/0001-07

Corporate Registry (NIRE) 35.300.147.952

Publicly-Held Company

SUMMARY VOTING MAP OF THE EXTRAORDINARY SHAREHOLDER’S MEETING HELD ON DECEMBER 19, 2019

São Paulo, December 19, 2019. - GAFISA SA (B3: GFSA3; OTC: GFASY) (“Gafisa” or “Company”), pursuant to CVM Instruction 481/09, discloses to its shareholders and to the market in General, the final summary voting map of the Company's Extraordinary Shareholder's Meeting held on December 19, 2019. Additional information may be obtained from the Investor Relations Department at (11) 3025-9242 or email ri@gafisa.com.br.

Description of Resolution	Vote	Number of Ordinary Shares	% of Voting Equity
(i) Deliberate the ratification of the Development Agreement Proposal – Estação Osasco Desenvolvimento Imobiliários (“MOU Osasco”), entered into between the Company and Cadence Gestora de Recursos Ltda., controlling asset management of Estação Osasco Desenvolvimento Imobiliário S.A for potential acquisition of majority interest by means of financial contribution to referred company’s capital stock, as well as approve the engagement, by Company’s Management of the independent advisors who will carry out the analyses and valuations provided for in the MOU Osasco.	Favorable	37,965,196	92.8%
	Rejection	3,340,195	8.1%
	Abstention	7,868	0.0%
(ii) Deliberate the ratification of the Memorandum of Understanding entered into between the Company and Wotan Realty Ltda. and Wotan Capital LLP (“MOU Wotan”) for potential project development, as well as approve the engagement, by Company’s Management of the independent advisors who will carry out the analyses and valuations provided for in the MOU Wotan.	Favorable	6,444,143	15.6%
	Rejection	3,340,195	8.1%
	Abstention	31,528,921	76.3%

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 19, 2019

Gafisa S.A.

By:	/s/ André Luis Ackermann
Name: André Luis Ackermann Title: Chief Financial Officer